Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

MIDAS, INC.

ARTICLE ONE

The name of the corporation (the “Corporation”) is Midas, Inc.

ARTICLE TWO

The registered office of the Corporation is to be located at 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware, postal code 19801. The name of its registered agent at that address is The Corporation Trust Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE FOUR

The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.01 per share.

ARTICLE FIVE

Unless and except to the extent that the bylaws of the Corporation (the “Bylaws”) shall so require, the directors of the Corporation need not be elected by written ballot.

ARTICLE SIX

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors of the Corporation (the “Board”) is expressly authorized to make, alter, amend and repeal the Bylaws, subject to the power of the stockholders of the Corporation to make, alter, amend or repeal any bylaw whether adopted by them or otherwise.

ARTICLE SEVEN

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the filing of this Certificate of Incorporation with the

Secretary of State of the State of Delaware to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No amendment, alteration or repeal of this Article SEVEN shall adversely affect any right of, or protection afforded to, a director of the Corporation existing immediately prior to such repeal or modification.

ARTICLE EIGHT

Each person who is or was or had agreed to become a director or officer of the Corporation, or each person who is or was serving or who had agreed to serve at the request of the Board or an officer of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators of estate of such person), shall be indemnified by the Corporation in accordance with and pursuant to the Bylaws. The Corporation may provide indemnification to employees and agents of the Corporation to the extent provided by action of the Board pursuant to the Bylaws. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Article EIGHT. Any amendment or repeal of this Article EIGHT shall not adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

ARTICLE NINE

Except as provided herein, from time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this Certificate of Incorporation are granted subject to the provisions of this Article NINE.

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